

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

November 4, 2009

Mr. John E. Porter
Chief Financial Officer
Glen Burnie Bancorp
101 Crain Highway, S.E.
Glen Burnie, Maryland 21061

      RE: Glen Burnie Bancorp
             Form 10-K for Fiscal Year Ended December 31, 2008
             Form 10-Q for Quarterly Period Ended September 30, 2009
             File No. 0-24047

Dear Mr.Porter:

      We have reviewed the above-referenced filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your flings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Period Ended December 31, 2009

Independent Accountants Report, page F-1

1.   We note you have not provided a signed accountants report in the December 31, 2008 Form 10-K. Please advise or revise as necessary.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Notes to Consolidated Financial Statements

Note 5 – Fair Value, page 9

2.   Please revise your future filings to provide the disclosures required by ASC 320-10-50 (i.e. FSP FAS 115-2/124-2 and 157-4). Provide us with this information for the period ended September 30, 2009.

*   *   *   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3872 if you have any questions regarding the above comments.

Sincerely,

Hugh West
Accounting Branch Chief